UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14974

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France

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Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: April 22, 2010	Title:	Corporate Secretary

PRESS RELEASE

Q1 2010 Revenues

Q1 2010 consolidated revenue decline in line with H2 2009 trend, as expected

•

Q1 2010 Group revenues from continuing operations amounted to €691 million, down 24.4% at current currency and down 25.0% at constant currency compared to Q1 2009.

•

Excluding the retail telephony business, from which the Group completed its exit at the end of 2009, revenues declined by 20.9% in Q1 2010 at current currency and by 21.5% at constant currency.

•

Entertainment Services benefited from a strong release slate in Film and high level of activity in Digital Production. However, Postproduction and Media Management Services remained affected by fewer productions and theatrical releases. The rate of volume decrease in DVD markedly slowed during the first quarter compared to 2009.

•

The trend seen in the Connect business in the final quarter of 2009 continued in Q1 2010. Revenues fell by 35.8% at current currency and 37.0% at constant currency compared with a first quarter of 2009 which benefited from particularly high Set-Top Boxes volumes. Through Q1 2010, Connect market positions were maintained, and market conditions stabilized.

•

Licensing revenues were near stable in Q1 2010 compared with Q1 2009.

•

The Group still expects H1 2010 revenue trend to be in line with the H2 2009 trend and maintains its focus on continuing to win new clients to deliver revenue growth in H2 2010.

Debt and cash position

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Estimated cash position at 31 March 2010 amounted to €586 million, compared with €569 million at 31 December 2009.

•

As per the Sauvegarde plan, cash outflows expected in May following the closing of the balance sheet restructuring are estimated at around €185 million, most of which relate to payments to creditors.

•

Estimated net financial debt stood at of €2,280 million at 31 March 2010 compared with €2,174 million at 31 December 2009.

•

Subject to market conditions and regulatory approvals, the Group is now ready to execute the last phase of its financial restructuring and to implement the steps provided in the Sauvegarde Plan approved by the Tribunal de Commerce on 17 February 2010.

Paris (France), 22 April 2010  The Board of Directors of Technicolor (Euronext Paris 18453; NYSE: TCH) met yesterday to review the Group’s first quarter revenues.

Comment by Frederic Rose, CEO

“As we expected at the publication of our annual results last February, our revenues continue to follow the same trend as during the second half of 2009. Despite market conditions that remain challenging, we have been able to note signs of improvement in some of our activities. We remain focused on our principal 2010 objective: operational improvement and cash generation.”

First quarter 2010 revenues

Revenues are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued, principally the Grass Valley and the Media Networks (PRN, Screenvision) businesses.

In € million unless otherwise stated	Q1 2009	Q1 2010	Change, reported
Entertainment Services revenues	409	360	(12.0)%
Change at constant currency		(11.8)%
Connect revenues	369	237	(35.8)%
Change at constant currency		(37.0)%
Technology revenues	93	93	0.0%
Change at constant currency		(1.7)%
Other revenues *	44	1	(97.1)%
Change at constant currency		(97.1)%
Group revenues from continuing operations	915	691	(24.4)%
Change at constant currency		(25.0)%
* include retail telephony activities. The Group completed the exit from these activities at the end of 2009.

Key highlights

First quarter 2010 revenues and first half trend

•

In the first quarter of 2010, Group revenues from continuing operations amounted to €691 million, down 24.4% at current currency compared to the first quarter of 2009, and down 25.0% at constant currency. Excluding the impact of the exit of the retail telephony business, completed at the end of 2009, revenues declined by 20.9% at current currency in the first quarter of 2010 and by 21.5% at constant currency.

-

Entertainment Services revenues were down 12.0% at current currency and 11.8% at constant currency compared with the first quarter of 2009, mostly due to a decline in DVD volumes and lower activity in Media Management Services. However, market conditions for Entertainment Services showed signs of improvement in the first quarter of 2010, with a strong release slate in Film and high levels of activity in Digital Production. Overall content creation levels remained relatively low, with fewer productions and theatrical releases, leading to continuing pressure on Postproduction and Media Management Services activities. The rate of volume decrease for DVD markedly slowed in the first quarter of 2010 compared to 2009.

-

The trend seen in the Connect business in the final quarter of 2009 continued in the first quarter of 2010. Revenues fell by 35.8% at current currency and 37.0% at constant currency compared with a first quarter of 2009 which benefited from particularly high Set-Top Boxes volumes. Beyond this unfavorable comparison base, the first quarter 2010 year-on-year revenue decline reflected mainly lower demand from a North American client for satellite Set-Top Boxes. Through the first quarter of 2010, Connect market positions were maintained, and market conditions stabilized, particularly with respect to prices. Connect managed component and supply chain capacity issues that have impacted the sector over the first quarter of 2010.

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Licensing revenues were up 1.3% at current currency and down 0.4% at constant currency in the first quarter of 2010 compared with the first quarter of 2009. This performance reflected a stable year-on-year contribution from core programs, including MPEG-LA.

•

The Group still expects the first half 2010 revenue trend to be in line with the second half 2009 trend and maintains its focus on continuing to win new clients to deliver revenue growth in H2 2010.

Financial debt situation and cash position

•

The Group’s estimated net financial debt stood at of €2,280 million at 31 March 2010 compared with €2,174 million at 31 December 2009.

•

The Group’s estimated cash position at 31 March 2010 amounted to €586 million, compared with €569 million at 31 December 2009. The Group estimates that the cash outflows related to the closing of the balance sheet restructuring agreement will amount to about €185 million, mostly related to the Disposal Proceeds Notes (DPN) downpayment, interests payments postponed during Sauvegarde and supplier payments postponed during Sauvegarde.

Disposals

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The disposal process for non-strategic activities is continuing.

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Broadcast, Transmission and Head End (Grass Valley) disposals are being pursued, in parallel to the implementation of the reorganization plan announced on 31 March 2010.

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Technicolor and ITV decided to terminate discussions with a preferred bidder on Screenvision US and are pursuing alternative disposal options.

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Discussions on the PRN disposal process are continuing.

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There exists significant uncertainty regarding the timing and the amount of the proceeds from these disposals. The Group therefore cannot rule out that a significant portion of the Disposal Proceeds Notes to be issued as part of the restructuring plan will redeemed in shares.

•

Grass Valley revenues were near stable in the first quarter of 2010 compared with the first quarter of 2009. Media Networks activities (Screenvision and PRN) benefited from an improved market environment.

First quarter 2010 divisional review

Entertainment Services

Market conditions for Entertainment Services showed signs of improvement in the first quarter of 2010, with a strong release slate in Film and high levels of activity in Digital Production. However, overall content creation levels remained relatively low, with fewer productions and theatrical releases, leading to continuing pressure on Postproduction and Media Management Services activities. The rate of volume decrease for DVD markedly slowed and Technicolor DVD activity is expected to benefit in the second half from the Warner Bros. agreement.

Entertainment Services revenues

In € million	Q1 2009	Q1 2010
Revenues	409	360
Change, as reported (%)		(12.0)%
Change at constant currency (%)		(11.8)%

o

Creation and Theatrical Services

Creation and Theatrical Services recorded solid growth in the first quarter of 2010 compared with the first quarter of 2009, driven by higher activity in Digital Production and increased volumes in Film, which more than offset lower Postproduction revenues.

Creation Services revenues benefited from continuing growth in Digital Production activities (visual effects, animation) in the first quarter of 2010, partly offset by still difficult market conditions in Postproduction services.

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In the first quarter of 2010, Digital Production revenues continued to deliver strong growth due to increased activity in VFX for Film and to an improved market environment for VFX for Commercials. In Film, we completed Clash of the Titans and Robin Hood, and ramped-up work on Narnia 3 and Harry Potter 7. In Animation, Nickelodeon, part of MTV Networks, has awarded Technicolor the Kung Fu Panda TV series, which will be produced as an animated series for the worldwide broadcast market, initially comprising 26 episodes.

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Postproduction services revenues were slightly below last year due to lower activity in the first quarter of 2010, resulting from fewer theatrical releases and from the continuing trend of more titles being captured digitally.

Theatrical Services revenues increased in the first quarter of 2010 compared with the first quarter of 2009. In a market continuing to migrate towards digital cinema, our Film Services activities benefited from a strong release slate in the quarter (Wolfman, Clash of the Titans, How to Train your Dragon).

Theatrical Services volume indicators

	Q1 2009	Q1 2010
Film footage (bn feet)	0.8	0.9
Change (%)		+6.6%

o

Digital Content Delivery Services

In the first quarter of 2010, Digital Content Delivery Services revenues remained affected by the continuing weak market conditions in the Media Management Services market.

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Broadcast Services revenues were stable compared with the first quarter of 2009 as customers continued migrating channels to HD (High Definition) and as we renewed several key customer contracts.

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Media Management Services revenues were affected by lower activity in the first quarter of 2010 due to fewer productions, reduced customer catalog activities and increased in-house work by studios. Despite these adverse trends, Technicolor has maintained market positions in this business and is developing new digital services.

o

DVD Services

In the first quarter of 2010, the year-on-year decline rate in overall DVD volumes reduced substantially. Blu-ray™ volumes continued to increase whilst the significant reduction in the year-on-year rate of decline in Standard Definition DVD was driven by improved major studio volume trends across both new release and catalog volumes. Blu-ray™ year-on-year volume growth in the quarter was however negatively impacted by the phasing of selected title production from the first to the second quarter of 2010. Overall DVD volume results reflect an improvement in major studio titles released on DVD and an overall improvement in consumer confidence and spending patterns.

DVD Services volume indicators

	Q1 2009	Q1 2010
DVD volumes (million units)	246	216
Change (%)		(12.1)%
o/w SD DVD (Standard Definition DVD)	208	192
Change (%)		(7.9)%
o/w BD (Blu-ray™)	6	7
Change (%)		+7.3%
o/w Games and Kiosk	32	18
Change (%)		(43.5)%

Connect

The trend seen in the Connect business in the final quarter of 2009 continued in the first quarter of 2010. Revenues fell by 35.8% at current currency and 37.0% at constant currency compared with a first quarter of 2009 which benefited from particularly high Set-Top Boxes volumes. Beyond this unfavorable comparison base, the first quarter of 2010 year-on-year revenue decline reflected mainly lower demand from a North American client for satellite Set-Top Boxes. The revenue mix was also less favorable than in the first quarter of 2009 which benefited from exceptionally high orders for high-end satellite boxes.

Through the first quarter of 2010, Connect market positions were maintained, and market conditions stabilized, particularly with respect to prices. The Group is now focused on increasing its Connect customer base and making a shift to a more favorable product mix, primarily through project wins for the Digital Home portfolio of products. Connect managed severe component and supply chain capacity issues that have impacted the sector over the first quarter of 2010, even though this situation had no material impact on revenues. Progress has also been achieved on operational improvement initiatives, particularly in software development.

Connect financial and volume indicators

	Q1 2009	Q1 2010
Revenues (in € million)	369	237
Change, as reported (%)		(35.8)%
Change at constant currency (%)		(37.0)%
Volumes (in million units)
Cable	1.3	1.1
Satellite	2.3	1.6
Telecom	2.9	2.1
Total Access Products	6.5	4.7
Change (%)		(26.9)%

The lower Digital Home Product volumes in the first quarter of 2010 compared with the same period in 2009 reflected:

•

In the Satellite market, volumes were again penalized in the first quarter of 2010 by lower orders for Set-Top Boxes in North America due to higher levels of returns and refurbishments of previously deployed products. The group had also benefited in the first quarter of 2009 from particularly strong market share with a North American client that was experiencing difficulties with its other suppliers. The Satellite Set-Top Box backlog firmed overall during the period.

•

In Telecoms, the initial positive effects of measures aimed at improving software development nevertheless enabled the Group to reinforce or win back market share with some European clients.

•

In the Cable market, continuing a trend seen in the final quarter of 2009, volumes suffered further from an adverse comparison base, the first quarter of 2009 having benefited from high orders for Digital-to-Analog adaptors from one North American client. This negative impact was partially offset by an increase in deliveries of cable modems, particularly in South America.

Software Service Platform revenues continued to benefit in the first quarter of 2010 from the improved trends noted in the final quarter of 2009, with a strong performance from the VoIP and IPTV platforms.

Technology

Licensing revenues were up 1.3% at current currency and down 0.4% at constant currency in the first quarter of 2010 compared with the first quarter of 2009. This performance reflected a stable year-on-year contribution from core programs, including MPEG-LA.

Technology financial indicators

In € million	Q1 2009	Q1 2010
Revenues	93	93
Change, as reported (%)		(0.0)%
Change at constant currency (%)		(1.7)%
Of which Licensing revenues	92	93
Change, as reported (%)		+1.3%
Change at constant currency (%)		(0.4)%

An analyst conference call hosted by Frederic Rose, CEO and Stephane Rougeot, CFO will be held today at 16:00 CET. The presentation document will be made available on the Technicolor website prior to the call.

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Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors beyond Technicolor’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements due to changes in global economic and business conditions, risks related to its debt restructuring, and risks related to its operations in general. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s Form 20-F (formerly Thomson) and other filings with the U.S. Securities and Exchange Commission and Technicolor’s Rapport Annuel and other filings with the French Autorité des marchés financiers.

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About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturer and distributor of DVDs (including Blu-ray™ Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business unit.

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